Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement on Form S-3 and related Prospectus of Virco Mfg. Corporation to be filed on or about August 17, 2006, for the registration of 1,340,051 shares of its common stock and to the incorporation by reference therein of our reports dated March 17, 2006, with respect to the consolidated financial statements and schedule of Virco Mfg. Corporation, Virco Mfg. Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Virco Mfg. Corporation, included in its Annual Report (Form 10-K) for the year ended January 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Los Angeles, California
August 16, 2006